Via Facsimile and U.S. Mail
Mail Stop 4720

May 26, 2009

Mr. Haro Hartounian
President and Chief Executive Officer
Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, NJ 07410

>   **Re: Vyteris, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 8, 2009**
>   **File Number 000-32741**

Dear Mr. Hartounian:

   We have completed our review of the above listed filing and have no further comments at this time.

                    Sincerely,

                    Jeff Riedler
                    Assistant Director